EXHIBIT 99.1

News Release

Rosetta Genomics Advances Development of its Body Fluids-Based
Diagnostic Tests with Two New Collaborations

PHILADELPHIA and REHOVOT, Israel (February 1, 2011) – Rosetta Genomics, Ltd. (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostics, announces that it has signed two new agreements for the development and validation of microRNA-based diagnostics for various indications related to its Gen 3 products.  The Company’s Gen 3 tests will focus on cardiovascular indications, neurodegenerative diseases, women’s health and early detection of certain cancers, and are designed to leverage microRNA biomarkers extracted from body fluids.

The agreements are with Tel Hashomer Medical Research Infrastructure and Services Ltd. and Carmel Medical Center, both based in Israel.  These collaborations are an integral part of Rosetta Genomics’ Gen 3 product development process as they leverage the capabilities and samples at specialized centers such as these to identify initial microRNA candidate biomarkers for the Company’s discovery-stage projects.

“One of Rosetta Genomics’ core strengths is our ability to rapidly advance high-value diagnostics through our development engine. Toward that end, we have made significant scientific and technological advances that allow us to optimize the extraction of microRNAs from various body fluids.  We are using these capabilities to advance the development of our first body fluids-based tests, which are also our first line of tests outside of oncology,” said Kenneth A. Berlin, President and CEO of Rosetta Genomics.

“Our goal is to obtain proof-of-concept data on at least one of our Gen 3 products this year,” he continued.  “With encouraging preliminary data in two of these Gen 3 indications already, Rosetta will be conducting studies to determine if these results hold up over larger sample sizes.  We remain very encouraged by the important role microRNAs can play in the future of diagnostics as they  are informative in a wide range of pathological indications, allowing us the flexibility to focus on a multitude of disease areas, and develop high-value diagnostics addressing significant unmet medical needs. We look forward to entering into additional agreements relating to our Gen 3 products in the coming months.”

About miRview® products

miRview® are a series of microRNA-based diagnostic products offered by Rosetta Genomics.  miRview® mets and miRview® mets² accurately identify the primary tumor site in metastatic cancer and Cancer of Unknown Primary (CUP). miRview® squamous accurately identifies the squamous subtype of non-small cell lung cancer, which carries an increased risk of severe of fatal internal bleeding and poor response to treatment for certain therapies. miRview® meso diagnoses mesothelioma, a cancer connected to asbestos exposure. miRview® tests are designed to provide objective diagnostic data; it is the treating physician’s responsibility to diagnose and administer the appropriate treatment. In the U.S. alone, Rosetta Genomics estimates that approximately 200,000 patients a year may benefit from miRview® mets and miRview® mets², 60,000 from miRview® squamous and 60,000 from miRview® meso, with similar numbers of patients outside the U.S. The Company’s tests are now being offered directly by Rosetta Genomics in the U.S., and through distributors around the world. For more information, please visit www.mirviewdx.com ..

About microRNAs

MicroRNAs (miRNAs) are recently discovered, small RNAs that act as master regulators of protein synthesis, and have been shown to be highly effective biomarkers.  The unique advantage of microRNAs as biomarkers lies in their high tissue specificity, and their exceptional stability in the most routine preservation methods for biopsies, including Formalin Fixed Paraffin Embedded (FFPE) block tissue and fine needle aspirate (FNA) cell blocks. It has been suggested that their small size (19 to 21 nucleotides) enables them to remain intact in FFPE blocks, as opposed to messenger RNA (mRNA), which tends to degrade rapidly. In addition, early preclinical data has shown that by controlling the levels of specific microRNAs, cancer cell growth may be reduced.  To learn more about microRNAs, please visit www.rosettagenomics.com.

About Rosetta Genomics

Rosetta Genomics is a leading developer of microRNA-based molecular diagnostics. Founded in 2000, the Company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools.  The Company’s microRNA-based tests miRview® squamous, miRview® mets, miRview® mets2 and miRview® meso are commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. To learn more, please visit www.rosettagenomics.com ..

Forward-Looking Statement Disclaimer

Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the development of Gen 3 products, the expectation to sign additional agreements related to the Gen 3 products, the role of microRNAs in human physiology and disease, and the potential of microRNAs in the diagnosis and treatment of disease constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which may never lead to commercially accepted products or services; Rosetta’s ability to obtain, maintain and protect its intellectual property; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s need and ability to obtain additional funding to support its business activities; Rosetta’s dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta’s ability to successfully develop its candidate tools, products and services; Rosetta’s ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta’s technology; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2009 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:	Investor Contacts:
Rosetta Genomics	Lippert/Heilshorn & Associates
Ken Berlin	Anne Marie Fields
(215) 382-9000, ext. 326	(212) 738-3777
investors@rosettagenomics.com	afields@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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